[MATRIX BANCORP, INC. LETTERHEAD]

January 6, 2006	Mr. Michael J. McCloskey
(720) 932-4282
michaelm@matrixbancorp.com
Mr. Jeffrey B. Werbitt
Attorney-Advisor
Office of Mergers & Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0303
Mail Stop 3628

Re:	Matrix Bancorp, Inc.
Schedule TO
Filed on December 20, 2005
File No. 005-47981

Dear Mr. Werbitt:
     Set forth below are the responses of Matrix Bancorp, Inc. (the “Company”) to the comments contained in your letter dated December 28, 2005 (the “Letter”) regarding the Company’s Schedule TO filed with the Securities and Exchange Commission on December 20, 2005 (the “Schedule TO”). For your convenience we have repeated in bold type the comments as set forth in the Letter. The Company’s response to each comment is set forth immediately below the text of the applicable comment.
Schedule TO
General
1.	Please provide a brief statement of the accounting treatment of the Offer or explain why this disclosure is not material. See Item 1004(a)(l)(xi) of Regulation M-A.
Response:
     The Company will record the tender offer transaction on its balance sheet as an addition to treasury stock. The Company calls the Staff’s attention to the second paragraph under the sub-headings “Certain Effects of the Tender Offer.” on page 10 and “Accounting Information.” on page 19 of the offer to purchase where it discloses the accounting treatment of the tender offer.
Offer to Purchase
6. Conditions of the Tender Offer, page 16
2.	A tender offer may only be subject to conditions that are not within the direct or indirect

[MATRIX BANCORP, INC. LETTERHEAD]
control of the bidder and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, the condition may be overly broad and could be construed as being within Matrix’s control. For example, the condition appears to contain an excessive subjective element as it is left to the company’s discretion as to whether there is a reasonable likelihood that the tender offer will result in the Shares being delisted. Also, it appears that the actions of Matrix could directly or indirectly cause the Shares to be delisted from the Nasdaq National Market. Further, you should avoid the use of vague terms, such as “may” in your conditions. The use of vague terms make it difficult for a security holder to reasonably determine whether the condition has been “triggered.” Please revise.
Response:
     The Company has revised the offer condition in response to the Staff’s foregoing comment. Please see Amendment No. 1 to the Schedule TO at section 1 on page 1.
7. Certain Information Concerning Matrix, page 17
3.	We refer you to your disclosure on page 18 that Matrix, its affiliates or representatives nor its financial advisors, independent auditors or any of its directors or officers “assumes any responsibility for the accuracy of this forward-looking information included in this Offer to Purchase.” The purpose and effect of this statement is unclear, as you may not disclaim responsibility for the accuracy of information in your tender offer documents. Accordingly delete this reference.
Response:
     The Company has deleted the foregoing disclosure. Please see Amendment No. 1 to the Schedule TO at section 2 on page 1.
12. Certain United States Federal Income Tax Consequences, page 21
4.	We refer you to the last sentence of this section. We note that you disclose that the tax discussion is for “general information only.” We believe this statement suggests that your security holders may not rely on the description of material tax consequences included in the offer document. Please remove this reference.
Response:
     The Company has deleted the foregoing disclosure. Please see Amendment No. 1 to the Schedule TO at section 3 on page 1.
14. Extension of the Tender Offer; Termination; Amendment, page 24
5.	We note your disclosure that you expressly reserve the right to postpone payment for Shares upon the occurrence of the condition specified in Section 6. We remind you that Matrix may not postpone acceptance of its Shares other than as a result of an extension of the offer. All conditions to the offer, other than those conditions dependent upon the receipt of government approvals, must be satisfied or waived prior to expiration of the

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offer. Please revise your disclosure to clarify.
Response:
     The Company acknowledges the Staff’s foregoing comment that it may not postpone acceptance of its Shares other than as a result of an extension of the offer, which extension, if any, will be announced prior to the expiration of the offer. The Company confirms that it will conduct itself in accordance with this acknowledgement. The Company has clarified its disclosure accordingly. Please see Amendment No. 1 to the Schedule TO at section 4 on page 1.
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or comments concerning the Company’s responses, please contact Jeffrey Haas at (202) 457-5675 or Norman Antin at (202) 457-6514.
Respectfully submitted,
/s/ MICHAEL J. MCCLOSKEY
Michael J. McCloskey
Chief Operating Officer
Attachment

cc:	Jeffrey D. Haas, Esq.
Norman B. Antin, Esq.